AllianceGlobalPartners
590 Madison Avenue

New York, NY 10022

November 14, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Michael Foland

Re: Creative Realities, Inc. (the “Company”)

File No. 333-225876

Registration Statement on Form S-1 - Concurrence in Acceleration Request

Ladies and Gentlemen:

This is intended to amend and replace the correspondence submitted at approximately 1:28PM on November 14, 2018 in order to correct an erroneous reference to the representative submitting the above captioned request.

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, A.G.P./Alliance Global Partners, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Daylight Time, on November 14, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

A.G.P./Alliance Global Partners

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director, Investment Banking